Exhibit 99.1

Xueda Education Group Announces Privately-Negotiated Repurchase of

12 Million Ordinary Shares from a Co-Founder and Certain Pre-IPO Investors

Including purchases of approximately 1.1 million ordinary shares by members of senior management

BEIJING, March 26, 2014 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced that the Company and some members of its senior management have jointly offered to repurchase or purchase 12 million unregistered ordinary shares of the Company from a co-founder and certain pre-IPO investors, including 2 million unregistered ordinary shares (equivalent to 1 million ADSs) from Mr. Jinbo Yao, co-founder of Xueda, and 4 million and 6 million unregistered ordinary shares, respectively (equivalent to 2 million and 3 million ADSs, respectively), from CDH Xueda Limited and Warburg Pincus, LLC, the Company’s pre-IPO venture capital investors.

The privately negotiated aggregate price for the repurchase and purchases is approximately $31.1 million.  The Company’s Board of Directors has approved to fund approximately $28.2 million from the Company’s available working capital to repurchase approximately 10.9 million ordinary shares (equivalent to 5.4 million ADSs), which the Company intends to retire from its outstanding shares. Concurrently, certain members of the Company’s senior management, including its Chief Executive Officer, Mr. Xin Jin, and Chief Financial Officer, Ms. Christine Lu-Wong, among others, will use their personal funds of approximately $2.9 million to purchase approximately 1.1 million ordinary shares (equivalent to 555 thousand ADSs).

“Given the large blocks of shares held by our remaining pre-IPO investors, our Board of Directors and senior management believe that the privately negotiated repurchases and purchases are in the best interest of Xueda and its stockholders”, said Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, “With our strong balance sheet and healthy cash position, we believe that we are well positioned to forge ahead with our 2014 initiatives to drive healthy growth and sustained profitability, and we are confident in Xueda’s long-term growth prospects.”

Following the repurchases and purchases, Mr. Jinbo Yao, CDH Xueda Limited and Warburg Pincus, LLC will hold approximately 11.1 million, 14.4 million and 8.6 million ordinary shares of the Company respectively.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com